
November 18, 2013

Via Email
Geoffrey Lee
Chief Executive Officer
Soundstorm Digital, Inc.
Suite 1500-885 West Georgia Street
Vancouver, British Columbia V6C 3E8

> **Re: Soundstorm Digital, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed November 1, 2013**
> **File No. 333-189112**

Dear Mr. Lee:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors

"We are currently considered a 'shell company' . . . ," page 10

1.   We note your disclosure added in response to prior comment 2. Please clarify in this risk factor that because you are a shell company, the Rule 144 safe harbor is not available for the resale of any restricted securities issued by you in any subsequent unregistered offering and also revise the related disclosure on the outside front cover of your prospectus and on page 4. In addition, expand this risk factor to clarify that because of your shell company status, your ability to attract additional funding to sustain your operations through subsequent unregistered offerings may be significantly limited. Also, please revise the disclosure in the risk factor on page 10 beginning "All of our issued and outstanding common shares are restricted under Rule 144" to discuss the restrictions on resales in reliance on Rule 144 as a result of your status as a shell company.

"If we have not filed a Form 8A and have less than 300 record shareholders . . . ," page 10

2.   We note the risk factor added on page 10 in response to our prior comment 3. Please revise the reference to the "Securities Act of 1945" to refer to the "Securities Exchange Act of 1934." Please also clarify that your reporting obligations will be automatically suspended at on the first day of any fiscal year, other than the year in which your registration statement becomes effective, in which you have fewer than 300 record holders of the class of securities offered under this registration statement

Selling Security Holders, page 12

3.   We note the addition of footnotes 4-7 in response to prior comment 5. Please revise further to clarify, if true, that each of the natural persons named in those footnotes holds sole voting and investment power over the securities owned by those legal entities.

Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

Market Information, page 21

4.   We note your revised disclosure in response to prior comment 7, however, it does not appear that you have addressed in this section the restrictions on resales in reliance on Rule 144 as a result of your status as a shell company. Please revise.

Financial Statements, page 23

5.   Update the financial statements pursuant to Rule 8-08 of Regulation S-X.

        You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Luna Bloom, Staff Attorney, at (202) 551-3194 with any other questions. Should you require further assistance, you may contact the undersigned at (202) 551-3730.

                                        Sincerely,

                                        /s/ Barbara C. Jacobs

                                        Barbara C. Jacobs
                                        Assistant Director

cc: Via Email
        Randall V. Brumbaugh, Esq